UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2018.

Commission File Number: 001-36901

DISH TV INDIA LIMITED

(Translation of registrant’s name into English)

18th Floor, A Wing

Marathon Futurex, N M Joshi Marg

Lower Parel

Mumbai, Maharashtra – 400 013

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In its previous announcement dated March 14, 2018,Videocon d2h Limited (“Videocon d2h”), announced the anticipated date of the delisting of its American Depositary Shares (“ADSs”) from the Nasdaq Global Market (“Nasdaq”).

Dish TV India Limited (“Dish TV” or the “Company”), as successor to Videocon d2h, announced today a revised timetable for the anticipated delisting.

It is intended that the Videocon d2h ADSs will be voluntarily delisted from Nasdaq following the close of trading on April 11, 2018. As such, the last day of trading of Videocon d2h ADSs on Nasdaq is expected to be on April 11, 2018 and the delisting of the Videocon d2h ADSs from Nasdaq is expected to take effect on April 12, 2018. As soon as practicable following the effectiveness of the delisting from Nasdaq, Dish TV (as successor to Videocon d2h) will file a Form 15F with the SEC to deregister with the U.S. Securities and Exchange Commission and terminate its reporting obligations under the Securities Exchange Act of 1934.

It is currently anticipated that, subject to approval by the UK Listing Authority, the new Dish TV GDRs issued in exchange for the Videocon d2h ADSs will be admitted to trading on the Professional Securities Market of the London Stock Exchange plc on or about April 13, 2018.

For further information, please refer to the Form 6-K furnished by Videocon d2h on March 14, 2018 and the Form 6-K furnished by Dish TV on March 22, 2018. The information in this Form 6-K updates and supersedes the information in any prior document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2018

DISH TV INDIA LIMITED

By:	/s/ Rajeev K Dalmia
Name:	Rajeev K Dalmia
Title:	Chief Financial Officer